VIA EDGAR

June 26, 2019

U.S. Securities and Exchange Commission
Attn: Trace Rakestraw

100 F Street, N.E.

Washington, DC 20549

RE:	New Age Alpha Advisors, LLC and New Age Alpha Trust (File no. 812-15044); Request for Withdrawal of Application for Exemptive Order

Dear Mr. Rakestraw:

On behalf of New Age Alpha Advisors, LLC (the “Adviser”) and New Age Alpha Trust (the “Trust,” and collectively with the Adviser, the “Applicants”), we submitted on June 24, 2019 an application (the “Application”) seeking an Order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) that would grant an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. After discussing the Application with the Staff of the Securities and Exchange Commission (the “Commission”), we are writing on behalf of the Applicants to respectfully request that the Commission consent to the withdrawal of the Application, and that the Commission take no further action with respect thereto.

Please do not hesitate to contact me at (207) 228-7378 or e-mail me at cdubois@bernsteinshur.com if you have any questions regarding this filing. Thank you.

Very truly yours,

/s/ Caleb C.B. DuBois

Caleb C.B. DuBois